SRK Consulting
Endeavour Corp. 43-101 Report	Page 74

14	CERTIFICATES OF QUALIFIED PERSONS

To Accompany the Report Entitled
“NI 43-101 Technical Report For The Bolañitos Mines Project Guanajuato State Mexico”

I, Michael John Beare, do hereby certify that:

1.	I reside at 17, Clos Halket, Canton, Cardiff, CF11 8DZ.

2.	I am a graduate with a Bachelor of Engineering gained from Camborne School of Mines in 1992 and I have practised my profession continuously since that time.

3.	I am a member of the Institution of Materials Mining and Metallurgy (Membership Number 510510) and I am a Chartered Engineer.

4.	I am a Principal Mining Engineer with SRK (UK) Ltd, a firm of consulting engineers and scientists.

5.	I have experience with precious metal deposits and reserve estimation techniques.

6.	I am a Qualified Person for the purposes of NI 43-101 and I am responsible for the preparation of the Mineral Reserves covered by this report.

7.	I have visited Guanajuato Mines Project on 17th to 20th December 2007.

8.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.

Neither I, nor any affiliated entity of mine, is at present under an arrangement or understanding, nor expects to become, an insider, associate, affiliated entity or employee of Endeavour Corp or any associated or affiliated entities.

10.

Neither I, nor any affiliated entity of mine, own either directly or indirectly, nor expect to receive, any interest in the properties or securities of Endeavour Corp, or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Endeavour Corp, or associated or affiliated companies.

12.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with these and in conformity with generally accepted International mining industry practices.

13.

As of the date of this certificate, to the best of my knowledge, information and belief, the report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Michael Beare, B.Eng, MIMMM, C.Eng.
Principal Mining Engineer

31st March 2008

SRK Consulting
Endeavour Corp. 43-101 Report	Page 75

CERTIFICATE

To Accompany the Report Entitled
“NI 43-101 Technical Report For The Bolañitos Mines Project Guanajuato State Mexico”

I, Martin Frank Pittuck, do hereby certify that:

1.	I reside at 23, Conway Road, Pontcanna, Cardiff, CF11 9NT.

2.	I am a graduate with a master of Science in Mineral Resources gained from Cardiff College, University of Wales in 1996 and I have practised my profession continuously since that time.

3.	I am a member of the Institution of Materials Mining and Metallurgy (Membership Number 49186) and I am a Chartered Engineer.

4.	I am a Principal Resource Geologist with SRK (UK) Ltd, a firm of consulting engineers and scientists.

5.	I have experience with precious metal deposits and resource estimation techniques.

6.	I am a Qualified Person for the purposes of NI 43-101 and I am responsible for the preparation of the Resources estimates covered by this report.

7.	I have visited the Guanajuato Mines Project on 17th to 20th December 2007

8.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.

Neither I, nor any affiliated entity of mine, is at present under an arrangement or understanding, nor expects to become, an insider, associate, affiliated entity or employee of Endeavour Corp or any associated or affiliated entities.

10.

Neither I, nor any affiliated entity of mine, own either directly or indirectly, nor expect to receive, any interest in the properties or securities of Endeavour Corp, or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Endeavour Corp, or associated or affiliated companies.

12.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with these and in conformity with generally accepted International mining industry practices.

13.

As of the date of this certificate, to the best of my knowledge, information and belief, the report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Martin Pittuck, MIMMM, C.Eng.
Principal Resource Geologist

31st March 2008